

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2023

Garrett Schreiber
Chief Financial Officer
FAST Acquisition Corp. II
109 Old Branchville Road
Ridgefield, Connecticut 06877

> **Re: FAST Acquisition Corp. II**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 1-40214**

Dear Garrett Schreiber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibits Index, page 82

1. We note that the Company omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications included as Exhibit 31 and also note that paragraph 4b has not been provided within the certifications. Please explain why. Please note that the officer certifications should conform exactly to the language set forth within Exchange Act Rule 13a-14(a).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services